Exhibit 4.26

AMENDED AND RESTATED LOAN AGREEMENT

TRANCHE D

DATED 1 DECEMBER 2004

BETWEEN

EURO DISNEY S.C.A.

as Borrower

AND

LA CAISSE DES DÉPÔTS ET CONSIGNATIONS.

as Lender

LAW FIRM AT THE COURT OF PARIS

26, cours Albert 1er 75008 Paris Tél. +33 (0)1 40 75 60 00 Fax +33 (0)1 43 59 37 79

E-mail info@gide.com www.gide.com

BETWEEN THE UNDERSIGNED

1.         EURO DISNEY S.C.A., a société en commandite par actions [French limited partnership] with a share capital of 10,826,802.92 euros, which registered office is at Immeubles Administratifs, Route Nationale 34, 77700 Chessy, entered in the Meaux Trade Register under number 334 173 887, represented by Mr. Jeffrey R. Speed, duly authorised for the purpose hereof, hereinafter “Euro Disney S.C.A.”, and until the completion of the Transfer, the “Borrower”

2.         LA CAISSE DES DÉPÔTS ET CONSIGNATIONS, an établissement public à statut spécial [special status public corporation] constituted pursuant to the law of 28 April 1816, codified under article L. 518-7 et seq. of the monetary and financial Code,, which main office is situated at 56, rue de Lille, 75007 Paris, represented by Mr. Jean François de Caffarelli, duly authorised for the purpose hereof, hereinafter “CDC” or the “Lender”.

LIST OF ANNEXES

ANNEX I	Form of Subordination Agreement

ANNEX II	Repayment and interest payment schedule of Tranche D

ANNEX III	Form of agreement containing the terms and conditions applicable to the Long Term Subordinated Debt

WHEREAS:

(A)       In accordance with the provisions of the Agreement entitled “Agreement For the Creation and Operation of Euro Disneyland in France” entered into with the French Government on 24 March 1987, as amended (the “Master Agreement”), Euro Disney S.C.A. and Euro Disneyland S.N.C. (referred to jointly as the “IA Borrowers”) were set up in order to implement and operate the “Euro Disneyland” project involving the construction of the “Disneyland” theme park situated in Marne-la-Vallée (“Disneyland Park”) and its peripheral development (the “Project”).

(B)       In connection with the implementation of phase I of the Project, CDC granted the IA Borrowers loans including ordinary loans and participating loans in accordance with the terms and conditions of the Master Agreement (and notably Article 18 thereof and Annex 18 thereof as modified by the supplemental agreements dated 30 December 1994 and 1 December 2004) and the following agreements:

(i)            an agreement on the granting of participating loans entered into on 17 May 1989 as modified by supplemental agreements dated 10 August 1994 and 30 September 1999 respectively, and amended and restated by an agreement dated 1 December 2004 (the “Agreement on the Granting of Participating Loans”); and

(ii)           an agreement on the granting of ordinary loans entered into on 17 May 1989 as modified by supplemental agreements dated 10 August 1994 and 30 September 1999 and amended and restated by an agreement dated 1 December 2004 (the “Agreement on the Granting of Ordinary Loans”);

The Agreement on the Granting of Participating Loans and the Agreement on the Granting of Ordinary Loans are hereinafter collectively referred to as the “Phase I CDC Loans”.

(C)       Pursuant to an agreement dated 10 August 1994, a common agreement was entered into among the banks party to the Phase IA Loan Agreement, CDC, the partners of Euro Disneyland S.N.C. party to the Phase IA Partners Advances Agreement, the banks party to the Phase IB Loan Agreement, the partners of the Hotel SNCs and the lenders party to the Phase IB Advances Agreement on the one hand (the “Creditors”), BNP Paribas and Calyon as agents on the other hand and Euro Disney S.C.A., Euro Disneyland S.N.C. and other companies of the Euro Disney Group (the “Common Agreement”).

The various provisions of the common agreement include a certain number of Common Undertakings signed by Euro Disney S.C.A., Euro Disneyland S.N.C. and other companies of the Euro Disney Group vis-à-vis the Creditors. The Common Agreement dated 10 August 1994 has been updated in a new agreement dated today which replaces the initial agreement (the “Amended and Restated Common Agreement”).

(D)       As part of the development of the Project and in accordance with the terms of the Master Agreement, Euro Disney S.C.A. examined and decided upon the construction of a second theme park denominated “Park Walt Disney Studios” adjacent to the Disneyland Park (the “Second Park”) and wished to put in place the resources to provide funding for the construction of this Second Park.

To this end, CDC agreed to grant the Borrower financing (the “Financing”) made up of four loans (the “Second Park CDC Loans”) as described below:

•       a first loan representing 20% of the Total Principal Amount of the Financing (“Tranche A”) was granted to the Borrower under the terms of an agreement dated 30 September 1999 and reiterated in a notarized act dated 21 January 2004 and made by Mr. Bertrand Lacourte, Notary;

•       a second loan representing 20% of the Total Principal Amount of the Financing (Tranche B”) was granted to the Borrower under the terms of an agreement dated 30 September 1999 and reiterated in a notarized act dated 21 January 2004 and made by Mr. Bertrand Lacourte, Notary;

•       a third loan representing 30% of the Total Principal Amount of the Financing (“Tranche C”) was granted to the Borrower under the terms of an agreement dated 30 September 1999 as modified on 18 November 2002 and reiterated in a notarized act dated 21 January 2004 and made by Mr. Bertrand Lacourte, Notary;

•       a fourth loan representing 30% of the Total Principal Amount of the Financing (“Tranche D”) was granted to the Borrower under the terms of an agreement dated 30 September 1999 as modified on 18 November 2002 and reiterated in a notarized act dated 21 January 2004 and made by Mr. Bertrand Lacourte Notary (the “Agreement D”);

the four aforementioned agreements, including the Agreement D, shall be referred to hereinafter as the “Second Park CDC Loans Agreements.”

It being specified that certain changes have been brought to the Second Park CDC Loans Agreements pursuant to an amendment agreement dated as of 18 November 2002 (the “Amendments”).

(E)        As a result of financial difficulties experienced by the Euro Disney Group, Euro Disney S.C.A, Euro Disneyland S.N.C., EDL Hôtels S.C.A., the Hotel SNCs, The Walt Disney Company, CDC along with the banks party to the Phase IA Loan Agreement, the banks party to the Phase IB Loan Agreement and the Phase IA Partners and the Phase IB Lenders, as represented by their respective agents BNP Paribas and Calyon, came together with a view to drawing up, on 8 June 2004, a memorandum of agreement for the purpose of agreeing on the necessary measures for restoring its financial balance the terms of which had been approved by the steering committee then amended pursuant to a letter dated 20 September 2004 addressed by Euro Disney S.C.A. to CDC as well as the Phase IA Banks, the Phase IB Banks, the Phase IA Partners and the Phase IB Lenders, said memorandum as amended by the aforementioned letter having been agreed upon by all parties pursuant to a letter dated 30 September 2004 (the “Memorandum of Agreement”).

(F)        The main purpose of the Memorandum of Agreement in relation to the Second Park CDC Loans is to provide for:

(i)         new terms for the payment of interest owed by the Borrower under the Second Park CDC Loans on 31 December 2004;

(ii)        the granting to the Borrower of a new loan called “Tranche E” made up of interest owed by the Borrower to CDC under the Second Park CDC Loans for the years 2001 to 2003, the payment of which was deferred pursuant to paragraph 11.02 (ii) of each of the Second Park CDC Loans, plus accrued interest at the interest rate specified under Article 11.04 of each of the Second Park CDC Loans until the Share Capital Increase Date;

(iii)       the transfer by the Euro Disney S.C.A. to Euro Disney Associés of the Second Park CDC Loans on the date of the transfer agreed between Euro Disney S.C.A. and Euro Disney Associés (subject to the rules governing demergers and without entailing a squeeze out) for all or almost all the assets and liabilities of Euro Disney S.C.A. to Euro Disney Associés under the contribution agreement entered into between Euro Disney S.C.A. and Euro Disney Associés on 30 September 2004, as amended on 8 November 2004 (the “Transfer”);

(iv)       a release of debt by CDC in an amount of €2,500,000 per annum under the interest due on the Second Park CDC Loans for the financial years 2005 to 2012; and

(v)        a mechanism for the deferred payment of the interest owed to CDC under the Second Park CDC Loans for financial years 2005 to 2014 based on whether or not the Reference Performance Indicator is achieved.

(G)       As a consequence of the execution of the Memorandum Agreement and for the purpose of implementing it, the Second Park CDC Loans Agreement will have to be amended; in addition, the parties hereto wish to dispose of a version of the Second Park CDC Loans Agreement inclusive of the Amendments, the creation of a Tranche E and that deletes from its text any historic provision that has become obsolete, that updates certain obsolete references, that clarifies the drafting of certain provisions, that reflects the consequences of the Transfer and that harmonizes certain terms of the Second Park CDC Loans Agreement with the rest of the documentation relating to the Project.

(H)       The purpose of this agreement is to materially integrate in the Agreement D the amendments set forth in paragraph (G) above and to restate the Agreement D in all its provisions that have not been amended by this agreement.

NOW THEREFORE THE PARTIES AGREE AS FOLLOWS

ARTICLE 1.  DEFINITIONS

The words and expressions defined below will have the following meaning in this agreement:

“Agents” collectively means CDC, BNP Paribas as agent for the Phase IA Banks, Calyon as agent for the Phase IB Banks, agent for the Phase IB Lenders and agent for the Phase IA Partners or any other establishment which may succeed them in this capacity.

“Agreement D” has the meaning given to it in the introduction to this agreement.

“Agreement E” means the loan agreement under Tranche E that Euro Disney Associés and the CDC must enter into just before or at the same time as the Realisation of Capital Increase.

“Agreement on the Granting of Ordinary Loans” has the meaning given to it in the introduction to this agreement.

“Agreement on the Granting of Participating Loans” has the meaning given to it in the introduction to this agreement.

“Amended and Restated Agreement D” means this agreement dated as of the date hereof between the Borrower and CDC pertaining to Tranche D, incorporating the Amendments and amending and restating Agreement D pursuant to the terms of paragraph (G) of the introduction of this agreement.

“Amended and Restated Common Agreement” has the meaning given to it in the introduction of this agreement.

“Amended and Restated Second Park CDC Loan Agreements” means the Second Park CDC Loan Agreements, including Agreement D, governing the Tranche A, the Tranche B, the Tranche C and the Tranche D pursuant to the terms of four agreements dated as of the date hereof between the Borrower and CDC and pursuant to the terms of an agreement to be entered into just before or at the same time as the Realisation of Capital Increase (namely, the Agreement E governing the Tranche E), as amended and restated pursuant to paragraph (G) of the introduction to this agreement.

“Annex” means any annex to this agreement.

“Annual Payment Date” means (i) over the period starting as of the Signature Date and ending on 31 December 2016 (included), the fifth Working Day following the date on which the Agents received the Performance Indicator Report verified and confirmed or, as applicable, validated by the Expert, in accordance with the provisions of sub-annex 2 (Performance Indicator Determination) of the Common Undertakings and not before the 31 December following the end of the Financial Year in question and (ii) starting as of 1 January 2017, 30 October of each year; it being however understood that if an Annual Payment Date falls on a non-Working Day, the Annual Payment Date will be deferred until the first Working Day thereafter.

“Article” means any article of this agreement.

“Borrower” means Euro Disney S.C.A. and from completion of the Transfer it shall mean Euro Disney Associés.

“CDC Ordinary Loan” means the loan granted by CDC to the Borrower under the Agreement on the Granting of Ordinary Loans.

“Common Agreement” has the meaning given to it in the introduction of this agreement.

“Consolidated Equity Capital” means Euro Disney S.C.A.’s and its subsidiaries’ consolidated equity capital on the basis of the most recent consolidated balance sheet in accordance with the accounting standards in force in France used by Euro Disney S.C.A. on the Date of Signing.

“Date of Signing” means the date of signing of this agreement, namely 1 December 2004.

“Debts” means the sum of the principal amounts still owed by Euro Disney S.C.A. and its present and future subsidiaries as well as by Euro Disneyland S.N.C. and the Hotel SNCs on the date an Envisaged Debt is made available in respect of:

(i)         Senior Funding,

(ii)        Second Park CDC Loans,

(iii)       debts incurred under article 4 (Other Indebtedness) of the Common Undertakings,

(iv)      debts previously incurred in accordance with the terms defined in Article 10.1 (g), and

(v)       all other securities representing a debt, plus the principal amount of this Envisaged Debt.

“Disneyland Park” has the meaning given to it in the introduction to this agreement.

“Encumbered Properties” has the meaning given to it in Article 8 (Mortgage Allocation).

“Envisaged Debt” has the meaning given to it in Article 10.1 (Definition of Events of Default).

“EURIBOR” means, in relation to any Interest Period under Tranche D, the euro interbank rate expressed in the form of an annual rate as displayed on the TELERATE screen page 248 by the European Banking Federation, at around 11 a.m. (Brussels time) two (2) Target Days before the first day of said Interest Period (or, if this date of calculation is not a Working Day, the first Working Day which is at least two (2) Target Days before the first day of said Interest Period) on which interbank deposits in euro are offered by leading banks within the euro zone for a period of time equal to said Interest Period.

If this rate is not displayed on the TELERATE screen or the EURIBOR page of Reuters, it will be replaced by a rate calculated by CDC, which equals the arithmetic average (rounded up, where necessary, to the next sixteenth of a percent) of the annual rates quoted at the request of CDC by the Reference Banks at around 15h00 (Brussels time) two (2) Target Days before the first day of the Interest Period in question (or if this date of calculation is not a Working Day, the first Working Day which is at least two (2) Target Days before the first day of this Interest Period) on which deposits in euro are offered by the Reference Banks to leading banks in the euro zone interbank market for a period of time equal to the Interest Period in question and starting on the first day of this Interest Period and for an amount comparable to the amount to be financed, it being specified that if a Reference Bank does not quote rates at the request of CDC, this rate will be determined by CDC under the conditions laid down in this paragraph on the basis of the rates quoted by at least two other Reference Banks. If no Reference Bank quotes rates at the request of CDC, or if just one Reference Bank does so, the interest rate to be applied for the Interest Period in question will be CDC’s cost of refinancing on the interbank market for the sums for which the EURIBOR is applied on the date at which the interest rate is determined..

“Euro Disney Associés” means Euro Disney Associés, a société en commandite par actions [French limited partnership] with a share capital of €109,997,848.20 whose registered office is at Immeubles Administratifs, Route Nationale 34, 77700 Chessy, entered in the Meaux Trade Register under number 397 471 822, a company required to apply this agreement at the time of the Transfer. It is specified that until 30 September 2004, Euro Disney Associés existed under the form of a société en nom collectif [general partnership].

“Euro Disney Group” means Euro Disney S.C.A. and its present and future affiliates.

“Event of default” has the meaning given to it in Article 10.1 (Definition of Events of Default).

“Expert” has the meaning given to it in the Amended and Restated Common Agreement.

“Financial Year” means the period N starting on 1 October of the calendar year N-1 and ending on 30 September of calendar year N. For example, the 2004 Financial Year starts on 1 October 2003 and ends on 30 September 2004.

“Financing” has the meaning given to it in the introduction to this agreement.

“Financing Agreements” means the following agreements:

(i)         Phase IA Credit Agreement;

(ii)        Agreement on the Granting of Ordinary Loans;

(iii)       Agreement on the Granting of Participating Loans;

(iv)      Phase IA Partners Advances Agreement;

(v)       Phase IB Credit Agreement; and

(vi)      Phase IB Advances Agreement.

“Free Cash Flow” means the sum of:

(i)         all available or immediately realisable assets held by Euro Disney Associés or any subsidiary controlled by it within the meaning of Article L.233—3 of the Commercial Code, and

(ii)        any amount advanced in any form, directly or indirectly, by Euro Disney S.C.A. or Euro Disney Associés to a subsidiary not controlled by any one of them whose immediate repayment is contractually due subject to the limits of the free cash flow of that subsidiary defined as stated in (i) above.

minus the annual amount of operating expenses of Euro Disney S.C.A. as budgeted for the current financial year, within the limits of 5,000,000 euros (net of tax) for a financial year, it being understood that said budget is likely to vary starting as of the Financial Year 2006, up to the limit of an equivalent annual inflation amount, the amount of said operating expenses will have to be notified by Euro Disney Associés to CDC at the latest on the 15th of November of every year.

“Hotel SNCs” means the following sociétés en nom collectif [general partnerships]: Hôtel New York Associés S.N.C., Newport Bay Club Associés S.N.C., Sequoia Lodge Associés S.N.C., Cheyenne Hôtel Associés S.N.C., Hôtel Santa Fe Associés S.N.C. and Centre de Divertissements Associés S.N.C.

“IA Borrowers” has the meaning given to it in the introduction to this agreement.

“Initial Conclusion Date” means the date on which the Agreement A is signed, namely 30 September 1999.

“Insufficient Free Cash Flow” means, on a given Annual Payment Date, the negative difference between the Free Cash Flow at that date, on the one hand, and the sum of the amounts due and payable under the Second Park CDC Loans on the same day and all the sums due and payable under the Senior Funding for the Period, as defined in Article 7.2 (ii) following that date on the other hand.

“Interest Period” means for the purpose of calculating the interest specified in Article 3.5 (Default Interest) and in Article 7.4 (Rate of Interest Applicable in the Event of the Deferral of the Due Date), an interest period of three (3) months, it being understood that the first day of each Interest Period will be 1 January, 1 April, 1 July and 1 October of each year.

“Common Undertakings” means the covenants listed in Annex V of the Amended and Restated Common Agreement as amended by supplemental agreement, in connection with any authorisation or waiver granted in accordance with the Amended and Restated Common Agreement.

“Leasing Agreement” means the lease agreement dated 30 June 1994 relating to certain assets as entered into by Euro Disneyland S.N.C. in the capacity of lessor and Euro Disney Associés, in its capacity as lessee, as modified by supplemental agreements.

“Long-Term Subordinated Debt” means any sum owed in particular by the Borrower in respect of the Amended and Restated Second Park CDC Loan Agreements, which may not be paid before the date on which all the sums due in respect of the Financing Agreements have been paid in full.

“Master Agreement” has the meaning given to it in the introduction to this agreement.

“Memorandum of Agreement” has the meaning given to it in this agreement.

“Performance Indicator” has the meaning given to it in the Common Undertakings.

“Performance Indicator Report” has the meaning given to it in the Common Undertakings.

“Period” has the meaning given to it in Article 7.2 (Subordination).

“Phase IA Banks” means the banks and financial institutions party to the Phase IA Credit Agreement.

“Phase IA Credit Agreement” means the multi-currency credit facility agreement dated 5 September 1989 which operates by drawings or the issuance of letters of credit between Euro Disney S.C.A., Euro Disneyland S.N.C and the Phase IA Banks, as amended and restated the 1 December 2004.

“Phase IA Partners” means the parties to the Phase IA Partners Advances Agreement.

“Phase IA Partners Advances” means the subordinated loans granted by the partners of Euro Disneyland S.N.C. to the latter in accordance with the Phase IA Partners Advances Agreement.

“Phase IA Partners Advances Agreement” means the partners advances agreement dated 26 April 1989 between Euro Disneyland S.N.C. and its partners as amended and restated as of 1 December 2004.

“Phase IB Advances” means the loans granted by the partners of the Hotel SNCs created for the requirements of phase IB of the Project to the Hotel SNCs in accordance with the Phase IB Advances Agreement.

“Phase IB Advances Agreement” means the agreement dated 26 April 1991 between EDL Hôtels S.C.A., the Hotel SNCs, their partners as well as the banks and financial institutions as amended and restated as of 1 December 2004.

“Phase IB Banks” means the banks and financial institutions party to the Phase IB Credit Agreement.

“Phase IB Credit Agreement” means the credit facility agreement dated 25 March 1991 between EDL Hôtels S.C.A., the Hotel SNCs, and the Phase IB Banks, as amended and restated the 1 December 2004.

“Phase IB Lenders” means the banks and financial institutions party to the Phase IB Advances Agreement.

“Phase I CDC Loans” has the meaning given to it in the introduction to this agreement.

“Principal Amount of Tranche D” means:

(i)         on the Initial Conclusion Date, the principal amount of € 114 336 600;

(ii)        on the Date of Signing, the principal amount of € 114 336 600;

(iii)       subsequently, at any time, the outstanding principal amount of Tranche D not repaid by the Borrower.

“Project” has the meaning given to it in the introduction to this agreement.

“Realisation of the Capital Increase” means the completion of the capital increase by Euro Disney S.C.A., the gross proceeds of which must equal at least two hundred and fifty million euro (€250,000,000), i.e. the issue, subscription and payment in full of the issue price of the corresponding new shares.

“Realisation of Capital Increase Date” means the date at which the Realisation of Capital Increase will intervene which date shall occur at the latest on 31 March 2005.

“Reference Banks” means the main branches in Paris of Deutsche Bank AG, BNP Paribas, Calyon and Société Générale.

“Restored Amount” has the meaning given to it in Article 10.2 (Consequences of Events of Default) of this agreement.

“S.C.A. Senior Funding” means:

(i)         the sums due by the Borrower under the Phase IA Credit Agreement;

(ii)        the CDC Ordinary Loan; and

(iii)       for as long as it remains in force, the subleasing agreement dated 30 June 1994 entered into between Euro Disney S.C.A. and Euro Disney Associés and the Leasing Agreement.

“Second Park” has the meaning given to it in the introduction to this agreement.

“Second Park CDC Loan Agreements” has the meaning given to it in the introduction to this agreement.

“Second Park CDC Loans” has the meaning given to it in the introduction to this agreement, and more specifically means the loans granted by CDC to the Borrower and called Tranche A, Tranche B, Tranche C, Tranche D and Tranche E, as governed as of the Date of Signing by the Amended and Restated Second Park CDC Loan Agreements.

“Senior Funding” means:

(i)         the Phase IA Credit Agreement;

(ii)        the Phase IB Credit Agreement;

(iii)       the Phase IA Partners Advances Agreement;

(iv)      the Phase IB Advances Agreement;

(v)       the Phase I CDC Loans; and

(vi)      the Leasing Agreement.

“Share Capital Increase Date” means the date on which the Share Capital Increase will take place, namely no later than the 31 march 2005.

“Subordination Agreement” means the subordination agreement, dated 19 October 1999 entered into among, inter alia, the Agents, Euro Disney S.C.A. and Euro Disney Associés, which will be amended in accordance with the terms of an agreement dated as of the date hereof, and amended and restated in accordance with the terms of an agreement dated as of the date hereof entered into subject to the Realisation of the Capital Increase, substantially in the form attached hereto as Annex I, governing notably the conditions under which CDC may implement the provisions of Article 10 (Event of default) of this agreement.

“Target Day” means a day when the TARGET system (Trans-European Automated Real-Time Gross Settlement Express Transfer System) is open.

“Total Principal Amount of the Funding” means the initial principal amount of the Funding which on the Initial Conclusion Date was three hundred and eight-one million one hundred and twenty two thousand euro (€381,122,000).

“Tranche A” has the meaning given to it in the introduction to this agreement.

“Tranche B” has the meaning given to it in the introduction to this agreement.

“Tranche C” has the meaning given to it in the introduction to this agreement.

“Tranche D” has the meaning given to it in the introduction to this agreement.

“Tranche E” has the meaning given to it in the introduction to this agreement.

“Transfer” has the meaning given to it in the introduction of this agreement.

“Working Day” means any whole day (other than a Saturday or a Sunday) when banks are open for ordinary business in Paris.

ARTICLE 2.  AMOUNT OF THE LOAN

On the Initial Conclusion Date, the Principal Amount of Tranche D made available to the Borrower by CDC amounted to one hundred fourteen million three hundred and thirty six thousand six hundred euros (€ 114 336 600), i.e. 30 % of the Total Principal Amount of the Funding at the aforementioned date.

On the Date of Signing, the Principal Amount of Tranche D amounts to one hundred fourteen million three hundred and thirty six thousand six hundred euro (€ 114 336 600).

ARTICLE 3.  PAYMENT OF INTEREST — REPAYMENT OF PRINCIPAL

3.1             Interest

The Principal Amount of Tranche D will bear interest until the date on which it has been repaid by the Borrower in full, at an interest rate calculated in the manner set forth in the table shown in Annex II.

CDC hereby waives the right to receive interest relating to Tranche D as determined in Agreement D, to a maximum of seven hundred fifty thousand euros per annum (€ 750.000.00) solely in respect of Financial Years 2005 to 2012, it being specified that the table shown in Annex II takes into account this waiver.

3.2             Method for calculating interest payments

3.2.1          General provisions

Subject to the provisions of Article 3.2.2 (Specific Provisions), the Borrower will pay CDC on each Annual Payment Date the interest due on the Principal Amount of Tranche D on the basis of the number of exact number of days elapsed, based on a year of 365 or 366 days as applicable, pursuant to the table shown in Annex II.

3.2.2          Specific Provisions

(a)   Interest due in respect of years 2001 to 2003 — Creation of Tranche E

The Borrower and CDC agree that no interest due to CDC on the Principal Amount of Tranche D will be paid by the Borrower for the years 2001 to 2003.

On the Share Capital Increase Date, the interest to be collected under Tranche D for the years 2001 to 2003, the payment of which has been deferred pursuant to paragraph 11.02 (ii) of Agreement D, plus the additional accrued interest at the rate of interest stated in Article 11.04 of Agreement D until the Share Capital Increase Date will be converted into a loan receivable in principal to become Tranche E of the Second Park CDC Loans, repayable in November 2023 and governed by the terms and conditions of Agreement E).

It being understood that under no circumstances can payment of the sums stated in the above paragraph be made until 30 June 2005.

(b)   Interest due in respect of 2004

By way of derogation from the general provisions, the Borrower and CDC agree that the interest stipulated under the terms of Agreement D due to CDC on 31 December 2004 in respect of 2004 on the Principal Amount of Tranche D will be paid at the Share Capital Increase Date or on 31 December 2004 if the Realisation of the Capital Increase occurs prior to that date.

In the event that the Realisation of the Capital Increase or the Transfer does not occur by 31 March 2005 and the parties to the Memorandum of Agreement have not reached an agreement after a period of thirty (30) days with effect from that date, the provisions of the above subparagraph will be automatically cancelled.

(c)   Interest due in respect of the Financial Years 2005 to 2014

The Borrower and CDC agree that with effect from the Financial Year starting the 1 October 2004 until the financial year 2014 (included), the interest due to CDC on the Principal Amount of Tranche D each year will be paid differently depending on the profit as recorded by the Performance Indicator:

(i)               the Performance Indicator is equal to or greater than Performance Indicator reference no. 2.

If the Performance Indicator or, where applicable, the pro-forma Performance Indicator for the Financial Year under consideration is equal to or greater than the Performance Indicator reference no. 2 for that Financial Year appearing in the sub-annex 1 of the Common Undertakings, the interest due to CDC will be payable on the Annual Payment Date in question;

(ii)              the Performance Indicator is inferior to Performance Indicator reference no. 2.

If the Performance Indicator or, where applicable, the pro-forma Performance Indicator for the Financial Year under consideration is less than the Performance Indicator reference no. 2 for that Financial Year appearing in the sub-annex 1 of the Common Undertakings, the Borrower will pay the interest due to CDC under each Second Park CDC Loans under the following terms:

(a)        up to the to the limit of the amount of interest due under the relevant interest payment date (as determined by the interest payment schedule shown in annex II of each of the Amended and Restated Second Park CDC Loans Agreements), equal to the insufficiency ascertained in comparison to Performance Indicator reference no. 2, such interest will be converted into “Long-term Subordinated Debt” the terms and conditions of which shall be determined in a separate agreement entered into on this day between CDC and Euro Disney Associés, in the form appearing in Annex III, it being specified that interests thus converted into Long-term Subordinated Debt shall be charged on the interests due under each Second Park CDC Loan, in the following priority order:

(1)        in priority, on the interests due under Tranche A;

(2)        then, in the case where the amount of this Long Term Subordinated Debt is superior to the amount of interest due under Tranche A : on the interests due under Tranche B;

(3)        then, in the case where the amount of this Long Term Subordinated Debt is superior to the amount of interest due under Tranche A and of Tranche B : on the interests due under Tranche C;

(4)        then, in the case where the amount of this Long Term Subordinated Debt is superior to the amount of interest due under Tranche A, Tranche B and Tranche C : on the interests due under Tranche D;

(5)        then, in the case where the amount of this Long Term Subordinated Debt is superior to the amount of interest due under Tranche A, Tranche B; Tranche C and Tranche D : on the interests due under Tranche E;

(b)        for the part of the interest of Tranche D non-converted into Long Term Subordinated Debt, this interest will be paid on the Annual Payment Date in question.

The Borrower and CDC agree to sign an agreement incorporating the terms and conditions applicable to any Long Term Subordinated Debt in accordance with the form appearing in Annex III, as soon as possible as from the date on which a Long Term Subordinated Debt is constituted pursuant to the stipulations of this Article 3.2.2.

3.3             Repayment of the Principal Amount of Tranche D

The Principal Amount of Tranche D, as, if applicable, reduced as a result of prepayment in accordance with Article 4 (Prepayment at the Option of the Borrower) will be repaid in one amount on 30 October 2027, pursuant to the repayment schedule set forth in Annex II.

3.4             Payment and repayment terms

The payment and repayment of any sums due under Tranche D by the Borrower will be made by transfer to account no. 1155793L 1 opened in the name of “Direction des fonds d’épargne” in CDC’s books.

3.5             Default interest

If any amount due to CDC under this agreement is not paid on its due date, interest will accrue on a daily basis on this unpaid amount from its due date until the date on which this amount is actually paid at an annual rate equal to the three (3) month EURIBOR rate, plus two per cent (2%) per annum. This rate may never be lower than 5.15% per annum and will not prejudice CDC’s right to make use of the acceleration of maturity as stipulated in article 10 (Events of Default) below.

As of the date at which all amounts due to the Borrower in relation to the Financing Agreements, excluding the Agreement on the Granting of the Ordinary Loans and the Agreement on the Granting of the Participating Loans, have been repaid, the default interest due under this agreement will be annually capitalized in accordance with the provisions of article 1154 of the French Civil Code.

ARTICLE 4.  PREPAYMENT AT THE OPTION OF THE BORROWER

4.1             Prepayment

Subject to compliance with the provisions of the Subordination Agreement, the Borrower may, provided it gives at least thirty (30) days written notice to CDC, prepay all or part of Tranche D.

Any prepayment will automatically result in the simultaneous and proportional repayment of the other Second Park CDC Loans.

Subject to the provisions of Article 3 (Payment of Interest — Repayment of Principal) any prepayment of a principal amount must be accompanied by the payment of the accrued interest on the principal amount repaid up to the value date of this prepayment. This interest will be calculated on the basis of the exact number of days based on a year of 365 or 366 days, as applicable.

4.1             Any repayment, whether early or not, of any principal amount will be final and the Borrower will not be able to reborrow, under this agreement, the amount thus repaid.

4.3             It is specified that the provisions of article 5 (Prepayment) of the Amended and Restated Common Agreement are not applicable to Tranche D.

4.4             Penalty for prepayment at the option of the Borrower

If the Borrower opts to make a prepayment in accordance with the provisions of Article 4.1 (Prepayment), the Borrower will pay CDC not only the accrued interest stated under Article 4.1 (Prepayment) but also a prepayment penalty corresponding to the amount of interest that would be payable for a period of ninety (90) days at a rate of 5.15% per annum on the principal amount prepaid.

This penalty will be payable on the date of the prepayment in question.

ARTICLE 5.  REPRESENTATIONS AND WARRANTIES

The Borrower warrants and represents, to the CDC, that on the Date of Signing:

5.1             It is a properly constituted company existing legitimately under French law, it has the capacity to perform its activities as it does now, to enter into this agreement and to fulfil its obligations arising herefrom;

5.2             Its manager is duly authorised to sign this agreement;

5.3             The signing of this agreement and the fulfilment of the obligations arising herefrom do not contravene any significant provision of its articles of association nor any significant clause of any agreement or undertaking to which it is party or by which it is bound nor violate the laws or regulations applicable to it in such a way to as to bring about the nullity of its covenants under this agreement;

5.4             This agreement is and will remain a legal, valid and binding covenant for the Borrower concerned, in accordance with the terms thereof;

5.5             No authorisation is required from any public authority for the repayment of the principal, the payment of interest and other costs inherent in this agreement;

5.6             No legal proceedings before a judicial, administrative or arbitration court in France or abroad are in progress or, to the knowledge of the Borrower concerned, about to be brought which might prevent or prohibit the signing or performance of this agreement by the Borrower or which might affect its legal capacity to assume its obligations under this agreement.

ARTICLE 6.  COVENANTS

6.1             Positive covenants

Until all amounts owed under this agreement are repaid in full, the Borrowers undertake the following covenants:

(a)        the Borrower must notify CDC of any significant change in its corporate structure or operation, such as, in particular, a change of management or a change in the amount or distribution of the share capital, brought to the attention of the Borrower in accordance with applicable legislation and regulations; it being specified that CDC is already informed of all the changes foreseen as a result of the Transfer and expressly consents to the transfer of this agreement to Euro Disney Associés;

(b)        the Borrower will, on a yearly basis, within fifteen (15) days of these being approved by its shareholders, submit his balance sheets, income statements and annexes to CDC and, starting as of the completion of the Transfer, within fifteen (15) days of these being approved by Euro Disney’s S.C.A shareholders, the consolidated accounts and consolidated balance of Euro Disney S.C.A.;

(c)        the Borrower shall provide CDC with any document, agreement or information that he has to submit to Phase IA Banks, Phase IB Banks, Phase IA Partners or Phase IB Partners, or any of their agents, under the conditions precedent to the coming into effect of the amended and restated versions of the Financing Agreements and in the same forms required by the aforementioned agreements; and

(d)        Without prejudice to the stipulations of paragraph (b) of article 8.1 (Positive Covenants) of the Agreement on the Granting of Participating Loans, and of paragraph (b) of article 8.1 (Positive Covenants) of the Agreement on the Granting of Ordinary Loans, starting as of the date at which all amounts due by the Borrower under the Senior Financings, except for the Agreement on the Granting of Participating Loans and the Agreement on the Granting of Ordinary Loans, will have had been paid, the Borrower shall respect his obligations arising from the Amended and Restated Common Agreement or the Common Undertakings.

6.2             Negative covenants

Until all amounts owed under this agreement are repaid in full, the Borrower covenants not to merge with another company without the prior approval of CDC. Such approval cannot be refused if:

(i)         the entity resulting from this merger takes over the full debt contracted or due to be contracted by virtue of this agreement by the Borrower; and

(ii)        immediately after the completion of the merger, there is no Event of Default; and

(iii)       the entity resulting from the merger is authorised, under the terms of the Master Agreement, to operate the Project;

it being however stated that CDC expressly authorises Euro Disney S.C.A. to make the Transfer.

ARTICLE 7.  SUBORDINATION

7.1             In the event of a court-ordered liquidation or any other procedure which may replace such liquidation in the future relating to the Borrower and without thereby jeopardising the effects of the mortgage granted under the conditions stated in Article 8 (Mortgage Allocation) of this agreement, the rights of CDC to the repayment of the principal and payment of interest relating to Tranche D will be subject to the prior payment of all sums owed to creditors under S.C.A. Senior Funding.

7.2             In addition,

(i)         if the payment of any amount in interest or in principal due and payable under Senior Funding is not made on the correct date, the due date of the payment of any amount due under Tranche D in interest or principal will be deferred until the date on which this payment default under the Senior Funding in question ceases to exist or until the date on which, despite the continuation of this payment default, the lender or lenders of the Senior Funding agree that the payment of this amount in interest and in principal due under Tranche D be made. However, the option to accept such payment will not be beneficial to CDC;

(ii)        if the manager of the Borrower can prove, under the conditions stated in Article 2.3.2 of the Subordination Agreement, that the Free Cash Flow on an Annual Payment Date is insufficient, after payment of the sums due and payable to CDC under Tranche D at that Annual Payment Date, to pay the sums due under the Senior Funding during the six (6) months following this Annual Payment Date (the “Period”), the due date of the payment of the portion of the amount in interest or in principal due under Tranche D, equal to the amount of the Insufficient Free Cash Flow, will be deferred until the date on which the level of Free Cash Flow allows payment to be made in respect of:

(a)              the due dates under the Senior Funding due or to be due during the outstanding Period; and

(b)              the share of the amount due under Tranche D in interest or in principal, and of which the payment due date has been deferred pursuant to this paragraph (ii).

7.3             Provided that any amount due and payable under the Senior Funding is paid in full, the payment of all sums owed under Tranche D must be made prior to any payment under any participating security issued by the Borrower and any capital security of the Borrower whatsoever.

7.4             Interest rates applicable in the event of the deferral of the due date

If any amount due to CDC under Tranche D (other than an amount of interest accrued on an amount whose due date has been deferred in accordance with Article 7.2) is not paid on its normal due date and this due date is deferred in time pursuant to the provisions of Article 7.2 above, interest will accrue on this amount until the date on which it is actually paid at a rate of Tj, defined for each Interest Period in question as follows:

Tj = [the higher of the following two rates:

(i)         EURIBOR for the Interest Period in question plus two percent (2%) per annum; or

(ii)        5.15 % per annum

+

[a x 0.30% per annum]

where a is the whole number of years elapsed between the beginning of the deferral and the first day of each Interest Period concerned (inclusive).

The interest at the rate thus established will be calculated for the exact number of days of deferral occurring during the Interest Period under consideration on the basis of a year of 360 days.

The first Interest Period will begin to accrue from the day following the deferral date of the sums, the payability of which has been deferred by virtue of Article 7.2 above, and the following Interest Periods will begin to accrue from the end of the immediately preceding Interest Period.

7.5             The provisions of Articles 7.1 and 7.2 will cease to apply with effect from the date on which all the sums due under the Senior Funding other than the Phase I CDC Loans are fully repaid.

ARTICLE 8.  MORTGAGE ALLOCATION

It is noted that in order to guarantee up to a maximum of three hundred and eighty-one million one hundred and twenty-two thousand euros (€381,122,000), the payment of all sums due by the Borrower to CDC under the CDC Loans Second Park, the Borrower has granted to CDC a senior mortgage against the land forming the Second Park made up of the following lots: AT2.1, AT2.3 and AT2.4, which extends and will continue to extend to the buildings built or to be built on this land (said land and buildings being referred to collectively as the “Encumbered Properties”).

This mortgage has given rise to the signing of a mortgage allocation deed received by Maître Bertrand Lacourte, Notary, dated 31 January 2000 such instrument stipulating that the mortgage will be created on 31 December 2016 and that it may not under any circumstances be registered at the Registrar of Mortgages prior to this date. The Borrower covenants to do the necessary, at his own expenses, so that CDC benefits from this mortgage in terms similar to the abovementioned terms, in guaranty of the Second Park CDC Loan (including Tranche E) as amended pursuant to this agreement, and the other Amended and Restated Second Park CDC Loan Agreements.

Whilst this mortgage is not created, the Borrower undertakes not to assign the Encumbered Properties, except in connection with the Transfer transaction or a court-ordered liquidation of the Borrower, nor to grant any other mortgage or lease constituting a right in rem to the latter without the prior written consent of CDC. It is noted that this covenant is the subject of a separate agreement inserted into the purchase instrument drawn up on 31 January 2000 between EPAFRANCE and the Borrower relating to the above-mentioned land in which instrument CDC is the beneficiary of said covenant. It is further noted that this separate agreement was published in the Registrar of Mortgages simultaneous to the purchase instrument.

The Borrower will bear all costs, fees and emoluments relating to the creation of this mortgage and its registration in the Registrar of Mortgages.

ARTICLE 9.  LENDERS’ MEETING

If it appears from the Borrower’s Free Cash Flow and short-term operating outlook that the Borrower will soon be confronted with an inability to service its debt, notably under the Second Park CDC Loan Agreement, the Borrower will employ its best efforts to bring together all its lenders as soon as possible, including CDC, in order to find an amicable and continuous solution to the difficulties thus experienced.

ARTICLE 10.            EVENTS OF DEFAULT

10.1           Definition of Events of Default

The occurrence of any of the following events will constitute an event of default (an “Event of Default”) against the Borrower:

(a)        any principal or interest amount due to CDC under Tranche D is unpaid on its due date and remains unpaid five (5) Working Days after written notification is sent to this effect by CDC to the Borrower;

(b)        one of the covenants made by the Borrower in Article 6 (Covenants) of this agreement is not met and the Borrower has not remedied nor is about to remedy this default within thirty (30) days as from the notification sent by CDC to the Borrower requesting that the default be remedied (excluding, with respect to the abovementioned 30 days period, in case of a default caused by the fact that covenants pursuant to article 2 of the Common Undertakings have not been met) ;

(c)        one of the essential representations or warranties made or given under this agreement is not observed or proves to be incorrect;

(d)        any non-subordinated debt of the Borrower resulting from a loan of sums of money totalling more than fifteen million two hundred thousand euros (€15,200,000) is declared due and payable in advance as a result of the existence of a breach on the part of the Borrower;

(e)        a final judgment against the Borrower ordering the Borrower to pay a sum greater than seventy six million two hundred thousand euros (€76,200,000) and the Borrower does not make the payment within thirty (30) days;

(f)         voluntary withdrawal from the operation of the Second Park for a period greater than six (6) consecutive months except in the event of closure (i) for seasonal reasons, or (ii) for rebuilding, repair or maintenance; and

(g)        as of 1 January 2013, Euro Disney S.C.A. or any of its affiliates contracts any indebtedness from a bank (the “Envisaged Debt”) without the prior consent of CDC and the effect of contracting such indebtedness renders the ratio Debt/Consolidated Equity Capital superior to 1 at the date of making the funds available; it being specified that the Borrower may remedy this Event of Default within a 30-day period starting as of the date of notification of the Borrower.

10.2           Consequences of Events of Default

If an Event of Default occurs, CDC may, provided it complies with the provisions of the Subordination Agreement, declare the total outstanding amount of the CDC Loans Agreements Second Park granted to be immediately payable, fifteen (15) days after notification regarding an Event of Default has been sent to the Borrower concerned, except in the case of a violation of the ratios set out in article 2 of the Common Undertakings for the Financial Year N, it being specified that in such case, CDC will not have the right to notify the accelerated maturity of the CDC Loans Agreements Second Park before 30 January of the Financial Year N+1 or, in case of a change in the accounting principles and rules, before 28 February of Financial Year N+1, provided that such violation is remedied in the following conditions and time limits:

Euro Disney Associés may restore, as applicable, the amount of DSCR or Forecast DSCR (as such terms are defined in the Common Undertakings) through either (i) a transfer of new liquidities under the form of equity capital or Subordinated Debt (as such terms are defined in the Common Undertakings) of Euro Disney Associés or (ii) a discharge of receivables (inclusive or not of a “return to better fortunes” clause) or the carry forward of payments that may, in both cases, give rise to a payment only after the date at which all amounts owed (in principal or interest) under the CDC Loans Agreements Second Park and the CD Long Term Subordinated Debt Agreement (as such terms are defined in the Amended and Restated Common Agreement) have been paid in full and will be the subject of a subordination agreement to be entered into with CDC (the “Restored Amount”).

The Restored Amount (to be added to the numerator pursuant to the calculation of the DSCR and the Forecast DSCR) will be equal to the higher of:

(i)               the Restored Amount having for effect to restore the DSCR; and

(ii)              the Restored Amount having for effect to restore the Forecast DSCR.

The treasury of Euro Disney Associés will have to have entirely benefited from the Restored Amount by 30 January of the Financial Year N+1 at the latest, or in case of a change in accounting principles and rules, by 28 February of the Financial Year N+1 at the latest.”

10.3           Penalties

If CDC should demand repayment of Tranche D due to the occurrence of an Event of Default as defined in Article 10.1 (f), the Borrower shall pay CDC under Tranche D, a penalty equal to nine million one hundred forty seven thousand euros (€9,147,000).

This penalty will be payable on two dates, one half fifteen (15) days after the notification stated in Article 10.1 (Consequences of Events of Default) and the other half on the first anniversary date of that same notification.

ARTICLE 11.             CONFIDENTIALITY

11.1           CDC must regard as confidential, and therefore not disclose in any way to third parties other than his consultants or Government officials, any data, information or reports that have been provided under this agreement by the Borrower, by any entity directly or indirectly affiliated to the Borrower, or by one of the agents, representatives or consultants of the Borrower. and CDC cannot disclose to third parties any of these data, information or reports without the prior written agreement of the Borrower, which may refuse to give such agreement at its discretion except where:

(i)         such data or information or report has become public other than by virtue of a violation by CDC, of the provisions of this Article; or

(ii)        such disclosure is imposed by the law; or

(iii)       such disclosure is required by a court having jurisdiction; or

(iv)      such disclosure is explicitly authorised by virtue of any provision of this agreement.

11.2           CDC must take all necessary measures to ensure that confidential data and information provided to it under this agreement by the Borrower, data and information which must be brought to the attention of its employees, will only be disclosed for the sole purposes of facilitating the management of this agreement and, in all cases, on condition that such data or information is regarded as strictly confidential by those employees.

11.3           The provisions of this Article 11 (Confidentiality) will be binding on CDC subsequent to the date on which all sums owed by the Borrower to CDC by virtue of this agreement have been paid and repaid.

ARTICLE 12.            MISCELLANEOUS PROVISIONS

12.1           Applicable law — Election of jurisdiction

This agreement will be governed by French law and construed in accordance therewith.

Any dispute arising from this agreement or its interpretation will be subject to the exclusive jurisdiction of the competent courts situated within the area of jurisdiction of the Paris Court of Appeal.

12.2           Expenses

The Borrower agrees to pay the reasonable expenses incurred by CDC in preparing this agreement or any supplemental agreement hereto upon presentation of justifying documentation.

12.3           Cumulative rights and non-waiver

Any right arising for CDC from this agreement or any other document submitted by virtue of this agreement or at the time of the latter, or pertaining to it by virtue of the law, may be exercised at any time regardless of its other rights. Should CDC not exercise any right belonging to it or exercise such right tardily, this fact will not constitute a waiver on its part of its entitlement to enjoy that right. Likewise, the total or partial exercise by CDC of a right pertaining to it will not prevent it from exercising this right or another right at a later date.

12.4           Notifications

Any communication, request or notification to be made in accordance with this agreement or will be written or made in French and will be regarded as valid if it is submitted in writing or sent by fax and confirmed by registered letter with acknowledgement of receipt to the other party at the addresses indicated below. Communications, requests or notifications made in accordance with the provisions of this Article will be sent:

•       to the Borrower at:

EURO DISNEY S.C.A. or as of the Realisation of Capital Increase Date, EURO DISNEY ASSOCIES S.C.A.:

Immeubles Administratifs [Administrative Buildings]

Route Nationale 34

77000 Chessy

Attn.: Direction Financements et Achats [Finance and Procurement Department]

Fax: 01 64 74 56 36.

•       to CDC at:

LA CAISSE DES DÉPÔTS ET CONSIGNATIONS

Direction des Fonds d’Épargne [Savings Funds Department]

72 avenue Pierre Mendès France

75914 Paris Cedex 13

Attn.: Direction Financière [Finance Department]

Fax: 01 58 50 07 48.

Any amendment to the above details will only be opposable after notification.

For the purpose of calculating any time period under the terms of this agreement, the first day that will be used will be the date of receipt by the recipient of the registered letter with acknowledgement of receipt stated above.

12.5           Independence of clauses

Even if any of the provisions of this agreement are held to be null and void or unenforceable in accordance with the applicable law, the validity, legality and enforceability of the remaining provisions of this agreement will not in any way be affected.

12.6           Binding effect and termination

This agreement will be binding on and will inure to the benefit of the Borrower and CDC, as well as their respective successors or assignees.

In the absence of the Realisation of the Capital Increase or the failure to complete the Transfer by 31 March 2005:

(a)        the parties to this Agreement will consult each other for a period of thirty (30) days (the “Time Period”) for the purpose of finding a solution to the situation thus encountered;

(b)        if no agreement is reached on the expiry of the Time Period, the provisions of this agreement will be automatically terminated, except for the stipulations of the last paragraph of Article 3.2.2 (a). Termination will take effect on the date on which the Time Period ends. In such a case, the Second Park CDC Loans  will remain governed by the Second Park CDC Loans Agreements (integrating the Amendments) and the Common Agreement.

It has also been agreed that :

(i)               in case of non-Realisation of the Capital Increase, the term of the waiver referred to in the waiver request sent by Euro Disney S.C.A. to the CDC dated 17 October 2003 as well as in the Memorandum of Agreement, will be extended until the 31 March 2005 or, in case of a dialogue as provided in paragraph (a) of article 7.7 (Termination) of the Memorandum of Agreement, until termination of some of its provisions pursuant to the aforementioned article;

(ii)              In case of Realisation of the Capital Increase, the CDC shall not avail itself of any Event of Default as provided in the previous paragraph (i) and for any reason.

12.7           Transfers of rights

(a)        The Borrower may not transfer any of its rights or obligations by virtue of this agreement without obtaining prior written agreement from CDC, it being specified, however, that in accordance with the Transfer, CDC authorises Euro Disney S.C.A. to transfer its rights and obligations arising from this agreement to Euro Disney Associés.

If the Transfer is made, the Borrower and CDC agree to sign any supplemental agreement to this agreement and any relevant document which proved to be necessary or desirable in order to record Euro Disney Associés’s takeover of all the Borrower’s covenants under this agreement and any related document. The Borrower guarantee the observance of this covenant by Euro Disney Associés.

(b)        Until 31 December 2004, CDC may not transfer any of its rights or obligations under this agreement without obtaining the prior agreement of the Borrower.

As from 1 January 2005, CDC may freely transfer any of its rights or obligations to a financial institution, or any other company created specifically to this effect, that has a minimum of one branch in one of the countries where the legal tender on the envisaged transfer date is the euro, provided this financial institution on the date of transfer has a rating equal to or greater than A in the system used by Standard & Poor’s or an equivalent level in other international rating systems, subject to the following conditions: (i) the financial institution or the concerned entity shall accede to all the provisions of this agreement and (ii) CDC shall notify the Borrower pursuant to Article 12.4 (Notifications).

12.8           Absence of Novation

This agreement shall not operate novation of the debt resulting from the Second Park CDC Loans and more specifically Tranche D, which Second Park CDC Loans terms shall remain unchanged (subject to the modifications made according to the terms of this agreement) notwithstanding the changes made to the Second Park CDC Loans or the creation of Tranche E. This agreement has been entered into in view of setting forth in a sole agreement, the Agreement D incorporating the Amendments or any necessary change made pursuant to paragraph (G) of the introduction of this agreement.

12.9           Global Effective Rate

In order to meet the requirements of Articles L. 313—1 and L. 313—2 of the French Consumer Code and for this purpose only, CDC declares, by way of example, to the Borrower, which accepts, that the Global Effective Rate applicable to Tranche D, on the basis of a year comprising three hundred and sixty-five (365) days, will be:

4.87 % per annum,

This Global Effective Rate has been calculated on the basis of:

•       A rate of 5.15 % per annum; and

•       a Tranche D of a principal amount on the Date of Signing of one hundred fourty seven million three hundred thirty six thousand and six hundred euros (€114,336,600), drawn and used in its entirety on the Date of Signing.

Made in Paris, on the 1st of December 2004,

In three (3) original copies.

For the Borrower:

EURO DISNEY S.C.A.

By:
Name: Jeffrey R. Speed

For CDC:

LA CAISSE DES DÉPÔTS ET CONSIGNATIONS

By:
Name : Jean François de Caffarelli

ANNEX I

FORM OF SUBORDINATION AGREEMENT

[See Exhibit 4.18 to the Form 20-f]

ANNEX II

REPAYMENT AND INTEREST PAYMENT SCHEDULE OF TRANCHE D

CAISSE DES DEPÔTS ET CONSIGNATIONS

DIRECTION DES FONDS D’EPARGNE

REPAYMENT SCHEDULE

Tranche D

Contract’s number before the 2004 restructuring :	1 000 563	SECOND PARK LOAN
after the 2004 restructuring :	1 xxx xxx
Borrower’s number :	000 123 609	EURO DISNEYLAND S.C.A.

Principal initial amount :	114,336,600.00	euros
Effective Global Rate on the : 12/31/03	4.87%
Annual facial rate before renunciation to the interests:	5.15%

Maturity date	Annual rate	Principal outstanding amount before maturity	Repayment	Interests	Total due on maturity

12/31/2004	4.49%	114,336,600.00	0.00	5,138,334.90	5,138,334.90
12/31/2005	4.49%	114,336,600.00	0.00	5,138,334.90	5,138,334.90
12/31/2006	4.49%	114,336,600.00	0.00	5,138,334.90	5,138,334.90
12/31/2007	4.49%	114,336,600.00	0.00	5,138,334.90	5,138,334.90
12/31/2008	4.49%	114,336,600.00	0.00	5,138,334.90	5,138,334.90
12/31/2009	4.49%	114,336,600.00	0.00	5,138,334.90	5,138,334.90
12/31/2010	4.49%	114,336,600.00	0.00	5,138,334.90	5,138,334.90
12/31/2011	4.49%	114,336,600.00	0.00	5,138,334.90	5,138,334.90
12/31/2012	5.15%	114,336,600.00	0.00	5,888,334.90	5,888,334.90
12/31/2013	5.15%	114,336,600.00	0.00	5,888,334.90	5,888,334.90
12/31/2014	5.15%	114,336,600.00	0.00	5,888,334.90	5,888,334.90
12/31/2015	5.15%	114,336,600.00	0.00	5,888,334.90	5,888,334.90
12/31/2016	5.15%	114,336,600.00	0.00	5,888,334.90	5,888,334.90
10/30/2017	5.15%	114,336,600.00	0.00	4,888,124.59	4,888,124.59
10/30/2018	5.15%	114,336,600.00	0.00	5,888,334.90	5,888,334.90
10/30/2019	5.15%	114,336,600.00	0.00	5,888,334.90	5,888,334.90
10/30/2020	5.15%	114,336,600.00	0.00	5,888,334.90	5,888,334.90
10/30/2021	5.15%	114,336,600.00	0.00	5,888,334.90	5,888,334.90
10/30/2022	5.15%	114,336,600.00	0.00	5,888,334.90	5,888,334.90
10/30/2023	5.15%	114,336,600.00	0.00	5,888,334.90	5,888,334.90
10/30/2024	5.15%	114,336,600.00	0.00	5,888,334.90	5,888,334.90
10/30/2025	5.15%	114,336,600.00	0.00	5,888,334.90	5,888,334.90
10/30/2026	5.15%	114,336,600.00	0.00	5,888,334.90	5,888,334.90
10/30/2027	5.15%	114,336,600.00	114,336,600.00	5,888,334.90	120,224,934.90

ANNEX III

FORM OF AGREEMENT CONTAINING THE TERMS AND CONDITIONS APPLICABLE TO THE LONG TERM SUBORDINATED DEBT

[See Exhibit 4.28 of the Form 20-f]